Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

May 6, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Gowetski, Esq.

Re:     American Realty Capital New York Recovery REIT, Inc. (the “Company”) — Response to Comment Number 1 of your letter, dated April 21, 2010 (the “Comment Letter”) with respect to the registration statement on Form S-11 filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on November 12, 2009 (File No. 333-163069) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on December 21, 2009, Amendment No. 2 to the Registration Statement filed by the Company with the Commission on January 28, 2010, Amendment No. 3 to the Registration Statement filed by the Company with the Commission on March 4, 2010 and Amendment No. 4 to the Registration Statement filed by the Company with the Commission on April 7, 2010 (“Amendment No. 4”).

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital New York Recovery REIT, Inc., we are submitting this letter in response to Comment Number 1 of the Comment Letter. We are responding to Comment Number 1 prior to the remaining comments because we would like to resolve this comment as soon as possible and we are addressing blue sky comments received from the states before filing Amendment No. 5 to the Registration Statement.

For the convenience of the Staff, Comment Number 1 from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 4.  All page number references in the Company’s responses are to page numbers in Amendment No. 4.

1.
We note your response to comment 1 of our letter dated March 24, 2010 and the statement in the third paragraph on page 3 that “to the Company’s knowledge” this is the method that is being followed by soliciting dealers.  Please provide copies of the subscription agreement, soliciting dealer agreement and the private placement memorandum relating to the private placement.  In addition, explain the steps that you have taken to ensure that the investors in the private placement have previously invested in private placements through soliciting dealers and describe how the private placement memorandum or other offering materials are being distributed.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C

May 6, 2010

In accordance with your request, we are providing copies supplementally of the subscription agreement, soliciting dealer agreement and private placement memorandum prepared in connection with the private placement. Each of these documents specifically addresses the requirements applicable to investors in the private placement and the restrictions on the manner of offering, as described in our previous responses.

As it relates to the offering memorandum, the requirements for purchasers in the private placement, including the requirement that investors must have previously invested in private placements through the soliciting dealer, are set forth in the first paragraph of the private placement memorandum under the heading “Investor Suitability Standards.”

As to the subscription booklet, I direct your attention to page 2.  Pursuant to Section 2(b) - (e) of the subscription agreement, each investor made representations concerning the solicitation of the investor for investment in the private placement, including a representation that the investor had previously invested in offerings exempt from registration under the Securities Act of 1933 through the soliciting dealer. In addition, each investor had to complete a questionnaire in which it had to check the applicable boxes with respect to representations concerning the manner of offering, including a representation that the investor has previously invested in offerings exempt from registration under the Securities Act of 1933 through the soliciting dealer (see page A-5) .

In addition, pursuant to Sections 1(a) and 3(e) of the Soliciting dealer Agreement each soliciting dealer agrees that Preferred Shares will only be offered to prospective investors with whom the soliciting dealer has a substantive, pre-existing relationship and who have previously invested in offerings exempt from registration under the Securities Act pursuant to Regulation D thereunder.

Realty Capital Securities LLC (the “Dealer Manager”), the dealer manager of the private placement and an affiliate of the advisor to the Company, has only entered into soliciting dealer agreements with 24 soliciting dealers (as compared with over 100 soliciting dealers used in the public offering) all of which the Dealer Manager had previously engaged as soliciting dealers.  As a result, the Dealer Manager is familiar with the procedures followed by such soliciting dealers. The Dealer Manager, both as part of the due diligence process conducted by the soliciting dealers and in its discussions of the terms of the soliciting dealer agreement with the soliciting dealers, reviewed the requirements applicable to investors in the offering and the offering restrictions.  In addition, because of the specific statements in the subscription agreement questionnaire requiring the subscriber to confirm a pre-existing relationship with the soliciting dealer, the Dealer Manager believes, based on its familiarity with the procedures followed by the soliciting dealers, that the registered representatives were familiar with these requirements and confirmed that they were met. As further evidence that the registered representatives were aware of the requirement, the Dealer Manager communicated to the registered representatives the need to comply with these requirements in response to questions from a number of registered representatives of soliciting dealers concerning these requirements.

May 6, 2010

The suitability requirements established by the Company included not only a pre-existing relationship with the soliciting dealer, but also the requirement that the investor had invested in prior private placements through the soliciting dealer. The Company has established this additional requirement in order to provide further comfort that the investors became interested in the Company’s concurrent private placement offering through some means other than the registration statement that did not involve a general solicitation. In fact, the Company has rejected several subscriptions from investors who each have a net worth substantially in excess of that required to meet the suitability requirements and who had pre-existing relationships with the soliciting dealer, but who had not previously invested in private placements through the soliciting dealer.

Based on the foregoing, the Company, through its agent, the Dealer Manager, and based on the Dealer Manager’s knowledge of the procedures followed by the soliciting dealers, had reasonable grounds to believe that the investors in the private placement had previously invested in private placements through the soliciting dealers. In addition, pursuant to Section 3(i) of the soliciting dealer agreement, each soliciting dealer has agreed to provide a certificate at the conclusion of the offering, certifying its compliance with the requirements of the soliciting dealer agreement as to the manner of offering. In order to confirm compliance, the Dealer Manager has contacted each of the soliciting dealers and confirmed that each understands the higher suitability requirements and that each of the investors in the private placement whose subscription has not been rejected has previously invested in private placements through the soliciting dealers.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

cc. Erin Martin, Esq